UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: December 31, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Acquisition of PT Collega Inti Pratama from PT Upperco Usaha Maxima and PT Abdi Anugrah Persada to Telkom Sigma.

No : TEL.240/LP 000/COP-I5000000/2018

Jakarta, December 31, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re: Acquisition of PT Collega Inti Pratama by PT Sigma Cipta Caraka (Telkom Sigma)

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	: PT Telkom Indonesia (Persero) Tbk
Business Sector	: Telecommunication
Telephone	: (+6221) 5215109
E-mail	: investor@telkom.co.id

1.	Information or material facts	Acquisition of PT Collega Inti Pratama from PT Upperco Usaha Maxima and PT Abdi Anugrah Persada to Telkom Sigma
2.	Date	December 28, 2018
3.	Description

On Friday, December 28, 2018, a Sales and Purchase Agreement involving PT Upperco Usaha Maxima and  PT Abdi Anugrah Persada and PT Sigma Cipta Caraka (Telkom Sigma) regarding with shares of PT Collega Inti Pratama has been signed.

In this transaction Telkom Sigma acquired shares of PT Collega Inti Pratama that were previously owned by PT Upperco Usaha Maxima and PT Abdi Anugrah Persada, so that Telkom Sigma ownership in PT Collega Inti Pratama reaches 70%.

This acquisition will enhance Telkom Group in providing ICT solution for banking, integrated with other ICT services such as data centre, system integration, etc.

4.	The impact of events	Telkom Sigma will become majority shareholder of PT Collega Inti Pratama.
5.	Others

Telkom Sigma is PT Telkom Indonesia (Persero) Tbk’s subsidiary that is engaged in ICT, managed service (cloud), enterprise data centre and system integration business.

PT Collega Inti Pratama is ICT solution provider for banking and financial institution.

Sincerely yours,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.Indonesia Stock Exchange through IDXnet; and

3.Telkom’s Trustee (PT Bank Tabungan Negara (Persero) Tbk and PT Bank Permata Tbk).

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.